GEMXX CORP.	2300 West Sahara Avenue Suite 800 Las Vegas, NV 89102

September 6, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Coleman
Liz Packebusch
Timothy S. Levenbegr

Re:	Gemxx Corp.
Amendment No. 2 to Offering Statement on Form 1-A
Filed August 10, 2022
File No. 024-11922

Dear Sir or Madam:

Gemxx Corp. (the “Company”) is filing amendment number 3 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Jay Maull, Chief Executive Officer of the Company, dated August 23, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Amendment No. 2 to Offering Statement on Form 1-A filed August 10, 2022

The Company, page 8

1.We note your response to comment 2 and that your properties are exploration stage properties with no infrastructure and no current mining operations. In several instances your amended filing implies that you own or control active mining operations. For example on page 8 of your filing you state that you are mine to market and own mining assets and control each stage of production. Additionally you state that you take rough gemstone from your mine to the world market and control each stage of the supply chain. Similar disclosure is found on pages 10, 15, and F-6. Please revise these disclosures to identify the source of your current gemstone raw materials and to clarify that you are an exploration stage company with no active mining operations.

The document has been amended to accurately represent our current situation as it relates to mine exploration and future mining plans. While we expected to have mining activity at the time of filing the Form 1A, the Company had equipment on standby to start mining but there has been a delay in the mining start date.

2.We note your response to prior comment 3. Please revise your disclosure to reflect your representation that "The work we procure from Hong Kong, China and Thailand is done without contract, as such we are not required to obtain permission from Chinese authorities to solicit services or to offer securities...."

The document has been amended to include the requested statement.

In addition, we note that you apparently removed from the filing several disclosures relating to China and Hong Kong. For example, at page 17 you removed "from Hong Kong" from the suggestion that your finished jewelry "is shipped directly [___] to all customers" and at page 24 you removed "in Hong Kong and China" from "our production facilities [___] continue to meet demand of GEMXX Corporation's Finished Products."

Unfortunately, since filing the initial Form 1-A, the Company has struggled getting rough product into China and finished goods delivered to customers. As such, the Company has partnered with a Canadian company to import and distribute our products to customers. Neither Hong Kong nor China currently ship directly to our customers.

To provide proper context, please further revise to disclose the extent to which your product is shipped from Hong Kong and China and your services obtained from China and Hong Kong. Quantify the respective percentages in each case to the extent they currently collectively represent the majority (of shipping or production) or did represent the majority in recent periods, such as during the quarterly period ended June 30, 2022.

The Offering Statement has been further amended to disclose the specific limited services obtained in Hong Kong and China. It also quantifies the respective percentages of purchase made by vendor location. It is important to note that of all our operational expenses between January 1, 2022, to the period ended June 30, 2022, China represented 0.67% of our costs and Hong Kong 8.78% for a combined total of 9.45%. It is also important to note that 90.04% of all cost were paid to vendors in North America inclusive of 60.97% paid in the United States.

Almost all the proceeds from this offering will be spent on expanding our operations in North America. In addition, the gemstone we will be mining is only found in Canada.

Similarly, if your previously referenced "discussions with potential customers in Beijing and Shanghai" remain ongoing or have resulted in material agreements, please provide corresponding and updated disclosure. If you removed the suggestion that "Mainland China will continue to be a source of [your] growth for years to come" because it no longer reflects your expectations in that regard, please confirm this to us in your letter of response.

Our sales in China between January 1, 2022, and June 30, 2022, have diminished to zero and the discussions with potential customers in Beijing and Shanghai have come to a full stop. Therefore, we removed those statements.

Otherwise, consider discussing your current expectations regarding the principal anticipated sources of your future growth.

The Offering Statement has been amended to outline our modified plan for future growth. It has also been amended to add information regarding DealMaker, our contracted Broker Dealer.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jay Maull

Jay Maull